

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2014

Via E-mail
Mr. Robert W. Lewey
Senior Vice President and Chief Financial Officer
Integrated Electrical Services, Inc.
5433 Westheimer Road, Suite 500
Houston, TX 77056

Re: Integrated Electrical Services, Inc.
Form 10-K
Filed December 19, 2013
File No. 1-13783

Dear Mr. Lewey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2013

Business, page 3

1. You state on page 4 that your subsidiaries have a federal NOL that includes "approximately $141 million resulting from the additional amortization of personal goodwill." Please explain how this "personal goodwill" was generated. Quantify how much of the consolidated goodwill balance is attributable to personal goodwill. We may have further comment.

Backlog, page 8

2. Please tell us and revise future filings to disclose how much of the consolidated backlog balance is: i) attributable to each of the four segments; and ii) firm.

Management's Discussion and Analysis, page 19

Critical Accounting Policies, page 31

3. We note the Revenue Recognition policy beginning on page 32. Please quantify in future filings the portion of revenue recognized under the percentage-of-completion method and other methods, as well as revenue earned from fixed price, T&M, and cost reimbursable contracts.

Signatures

4. In future filings, please ensure that the language preceding the second set of signatures conforms to the language of Form 10-K. In this regard, such signatures should be made "on behalf of the registrant and in the capacities . . . indicated." In addition, please ensure that your principal accounting officer or controller also identifies that he or she is signing the Form 10-K in that capacity. Refer to General Instruction D(2)(a) of Form 10-K.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 15

The Role of the Compensation Committee, page 15

Compensation Objectives, page 15

5. We note your disclosure that at the 2011 annual meeting, your stockholders determined, on a non-binding advisory basis, that the stockholder vote on executive compensation should be held once every three years. Please tell us where we can find disclosure of your determination as to how frequently you would hold a non-binding stockholder advisory vote on executive compensation. In this regard, we note your Form 8-K filed on February 8, 2011 discloses that shareholders voted to hold the vote every three years, but we are unable to locate the corresponding Form 8-K/A required by Item 5.07(d) of Form 8-K. Please advise and confirm that, as applicable in future filings, you will disclose your determination as to how frequently you will hold a non-binding stockholder advisory vote on executive compensation.

Market Benchmarking, page 17

6. We note your statement that you do not target a specific competitive position versus your peer group in determining executive compensation. We further note your statement on page 18 that, in developing total compensation for each executive officer, you consider the median compensation levels of the Survey Group for similar jobs. You also refer to this practice as "benchmarking." In future filings, please disclose how actual

compensation compared to the benchmark. Refer to Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Elements of Compensation, page 19

7. You state that the fiscal year 2013 base salary increases included an increase in the CEO's salary from $390,000 to $500,000. Please reconcile this statement with your disclosure in the summary compensation table that Mr. Lindstrom's salary was $422,500 for 2012.

Annual Incentive Awards, page 19

Fiscal Year 2013 Goals and Objectives, page 19

8. We note your disclosure that financial performance measures were based on consolidated annual net income and consolidated annual operating cash flow less capital expenditures. In future filings, please quantify these performance goals and discuss how actual results compared to such goals. You should also disclose how you arrived at the actual payout of annual incentive plan awards based upon such actual results.

Form 10-Q for the period ended December 31, 2013

General

9. We note from your Form 10-K for the fiscal year ended September 30, 2013, that the aggregate market value of your voting stock held by non-affiliates was approximately $31.9 million at March 29, 2013. We further note that you continue to identify as a non-accelerated filer rather than a smaller reporting company. Please provide us with your analysis as to why you do not believe you are a smaller reporting company. Refer to Exchange Act Rule 12b-2 and Item 10(f)(2)(iii) of Regulation S-K.

Form 10-Q for the period ended June 30, 2014

Working Capital, page 31

10. We note you would not have met the required Fixed Charge Coverage Ratio, had you been required to meet it as a result of the Liquidity and Excess Availability covenants. Please revise future filings to disclose and discuss the specific terms of each of these covenants, including actual ratios/amounts for each period and the most restrictive required ratios/amounts. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios. Your disclosure should also address the risks and potential consequences of not complying with your debt covenants. See

Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

11. We note your disclosure of the $12 million available to you under the 2012 Credit Facility. Please also disclose the amount available without violating any covenants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749, or Craig Slivka, Special Counsel, at (202) 551-3729, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief